# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PETMED EXPRESS, INC., CIK 0001040130
CUSIP: 716382106
Title of class of securities: Common Stock, $.001 Par Value
Address of issuer's principal executive offices: 700 NW 1st Avenue, Suite 1200, Miami, Florida (FL), 33136
Date of event which requires filing of this statement: 05/18/2025
Filed by CIK 0002059711
Persons authorized to receive notices and communications: Carlos A. Mas, 700 NW 1st Avenue, Suite 1200, Miami, Florida (FL), 33136, (305) 530-0050

## Reporting persons
- SilverCape Investments Limited (CIK 0002059711): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,300,318; shared voting power 0; sole dispositive power 2,300,318; shared dispositive power 0; aggregate amount beneficially owned 2,300,318 (11.1% of the class)
  Comment: Based on 20,656,457 shares of Common Stock outstanding as of February 10, 2025, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2025.
- Peter Kennedy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,300,318; sole dispositive power 0; shared dispositive power 2,300,318; aggregate amount beneficially owned 2,300,318 (11.1% of the class)
  Comment: * Peter Kennedy, the managing director of SilverCape Investments Limited ("SilverCape"), has voting and investment power with respect to the Common Stock held by SilverCape. Mr. Kennedy disclaims any beneficial ownership of the Common Stock beneficially owned by SilverCape.
  ** Based on 20,656,457 shares of Common Stock outstanding as of February 10, 2025, as last reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $.001 Par Value
Name of issuer: PETMED EXPRESS, INC.
Address of issuer's principal executive offices: 700 NW 1st Avenue, Suite 1200, Miami, Florida (FL), 33136
Comment: This statement relates to shares of common stock, par value $.001 per share (the "Common Stock"), of Petmed Express, Inc., a Florida corporation (the "Issuer"). The address of the principal executive office of the Issuer is 420 South Congress Avenue, Delray Beach, Florida 33445.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by SilverCape Investments Limited ("SilverCape") and Peter Kennedy ("Kennedy"). The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons."
Residence or business address: The principal business address of the Reporting Persons is c/o Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman KY1-1103, Cayman Islands.
Present principal occupation or employment: The principal business of SilverCape is to be an investment company. The principal business of Kennedy is to serve as the Managing Director of SilverCape.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SilverCape is organized under the laws of the Cayman Islands. Mr. Kennedy is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons purchased the shares of Common Stock covered by this Schedule 13D in open market purchases for an aggregate purchase price of $10,332,118. The source of the Reporting Persons' payment of the purchase price for each purchase of shares of Common Stock covered by this Schedule 13D was working capital of SilverCape.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have been an investor in the Issuer since February 2025 and hold the Common Stock for investment purposes. The Reporting Persons have previously reported their beneficial ownership of the Issuer's securities in a statement on Schedule 13G filed on March 10, 2025, as amended on March 27, 2025. The Reporting Persons intend to engage in discussions with the management of the Issuer and/or the Issuer's board of directors (the "Board") with respect to certain issues relating to, among things, the Issuer's strategic decision-making and recent financial and operating performance. The Reporting Persons may also discuss the possibility of nominating a person to become a director of the Issuer.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans or intentions and to take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by the Reporting Persons, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Persons' need for liquidity, and other future developments.

In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position or change their purpose or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Schedule 13D, SilverCape is the holder of record of 2,300,318 shares of Common Stock, representing approximately 11.1% of the shares of Common Stock currently issued and outstanding. Kennedy, as the managing director of SilverCape, has voting and investment power with respect to the Common Stock held by SilverCape. Kennedy disclaims any beneficial ownership of the Common Stock beneficially owned by SilverCape.
Number of shares as to which each person has sole or shared power to vote or dispose: SilverCape has the sole voting and dispositive power over the shares of Common Stock held by it. Kennedy, as the managing director of SilverCape, has voting and investment power with respect to the Common Stock held by SilverCape. Kennedy disclaims any beneficial ownership of the Common Stock beneficially owned by SilverCape.
Transactions in the class effected during the past sixty days: Except as set forth above, there have been no transactions in the Common Stock by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known by the Reporting Persons to have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described in this Schedule 13D and the Joint Filing Agreement attached hereto as Exhibit 1, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1Joint Filing Agreement, dated as of May 20, 2025.

## Signatures
- SilverCape Investments Limited: /s/ Peter Kennedy, Managing Director (05/20/2025)
- Peter Kennedy: /s/ Peter Kennedy, Managing Director (05/20/2025)